UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-42254

Rezolve AI plc

(Translation of registrant’s name into English)

21 Sackville Street,

London, W1S 3DN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Securities Purchase Agreements

On January 20, 2026, Rezolve AI plc (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with the purchasers named therein (together, the “Purchasers”), providing for the issuance and sale by the Company of an aggregate of 62,500,000 shares (the “Shares”) of the Company’s ordinary shares, nominal value £0.0001 par value per share (the “Ordinary Shares”). The Shares were offered and sold for a purchase price of $4.00 per Share, for gross proceeds of $250.0 million, before deducting placement agent fees and other offering expenses.

The Shares were offered and sold pursuant to an effective registration statement on Form F-3 (Registration No. 333-291842) (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission and a related prospectus supplement (the “Offering”).

The Company intends to use the net proceeds from the offering for accelerated investment into its sale organization, potential accretive M&A opportunities and general corporate and working capital purposes.

The Offering is expected to close on January 21, 2026, subject to the satisfaction of customary closing conditions.

Pursuant to the Purchase Agreement, the Company has agreed not to issue, enter into any agreement to issue, or announce the issuance or proposed issuance of any Ordinary Shares or Ordinary Share equivalents, or file any registration statement or any amendment or supplement thereto, for a period of 30 days after the closing of the Offering, subject to certain exceptions.

The Company has also engaged Cantor Fitzgerald & Co., Roth Capital Partners and Northland Capital Markets as financial advisors in connection with the Offering.

Placement Agent Agreement

The Company also entered into a Placement Agent Agreement (the "Placement Agent Agreement") on January 20, 2026, with A.G.P./Alliance Global Partners (the “Lead Placement Agent”) and Titan Partners Group LLC, a division of American Capital Partners, LLC ("Titan" and, together with the Lead Placement Agent, the "Placement Agents"), pursuant to which the Placement Agents served as the exclusive placement agents in connection with the Offering. The Company agreed to pay the Placement Agents a fee in cash equal to 5.0% of the aggregate gross proceeds from the sale of the Shares. The Company also agreed to reimburse the Lead Placement Agent for out-of-pocket expenses, including the reasonable fees of legal counsel not to exceed $120,000 as well as non-accountable expenses not to exceed $10,000.

The Purchase Agreement and the Placement Agent Agreement contain customary representations, warranties, and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions. The representations, warranties and covenants contained therein were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties thereto, and may be subject to limitations agreed upon by the contracting parties.

The foregoing descriptions of the Purchase Agreement and the Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the full text thereof, which are included as Exhibits 10.1 and 10.2 hereto, respectively, to this Report of Foreign Private Issuer on Form 6-K (this "Form 6-K") and are incorporated herein by reference.

A copy of the legal opinion of Taylor Wessing LLP relating to the validity of the issuance and sale of the Shares in the Offering is filed as Exhibit 5.1 to this Form 6-K and is filed with reference to, and is hereby incorporated by reference into, the Registration Statement.

Press Release

On January 20, 2026, the "Company" issued a press release regarding its entry into the Purchase Agreement with the Purchasers named therein providing for the issuance and sale by the Company of an aggregate of 62,500,000 shares. A copy of the press release is furnished as Exhibit 99.1 to this Form 6-K and is incorporated herein by reference.

The information included in this Form 6-K under the captions "Securities Purchase Agreement" and "Placement Agent Agreement" (including Exhibits 10.1, 10.2 and 5.1) are hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File Nos. 333-290523, File No. 333-290639, and File No. 333-291842) and Form S-8 (File No. 333-284174 and File No. 333-292308) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Form 6-K is furnished.

Exhibit No.	Description
5.1	Opinion of Taylor Wessing
10.1	Form of Securities Purchase Agreement
10.2	Placement Agent Agreement, dated January 20, 2026, between Rezolve AI plc, A.G.P/Alliance Global Partners and Titan Partners Group LLC
99.1	Press Release dated January 20, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 20, 2026

By:	/s/ Daniel Wagner
Name:	Daniel Wagner
Title:	Chief Executive Officer and Director